UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2006
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Dr. Han Gengchen
Name: Dr. Han Gengchen Title: Chief Executive Officer

Date: July 5, 2006

EXHIBIT

Exhibit Number	Description
___________	______________________________________________________________

99.1	Press Release regarding adjusted net earnings for the period July 1, 2005 through June 30, 2006 and scheduled conference call on July 17, 2006.

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Jeff Wang		Devin Sullivan
Chief Financial Officer		(212) 836-9608
0086-10-5890-7518		dsullivan@equityny.com
Adam Prior
Richard Propper, MD		(212) 836-9606
(619) 795-4627		aprior@equityny.com

FOR IMMEDIATE RELEASE

ORIGIN AGRITECH LIMITED EXPECTS TO MEET OR EXCEED U.S. $11.0 MILLION IN ADJUSTED NET EARNINGS

FOR THE PERIOD JULY 1, 2005 THROUGH JUNE 30, 2006

SCHEDULES CONFERENCE CALL ON JULY 17, 2006 TO DISCUSS

CALENDAR YEAR 2005 FINANCIAL RESULTS

Beijing, China and San Diego, CA - June 29, 2006 - Origin Agritech Limited (“Origin”) (Nasdaq: SEED) today announced that, based on its review of unaudited results for the year ended December 31, 2005 and year-to-date results for 2006, as well as current business conditions, net earnings on an adjusted, or non-GAAP, basis for the year ending June 30, 2006 are expected to meet or exceed U.S. $11,000,000. The $11,000,000 net earnings figure excludes expenses relating to the November 2005 merger between State Harvest Holdings Limited and Chardan China Acquisition Corp. (described in the 2005 proxy statement) that created Origin, and excludes stock-based compensation expenses. Anticipated GAAP net earnings will reduce Origin’s adjusted net earnings by approximately $453,000 due to non-cash stock based compensation charges. Origin’s other charges related to the November 2005 merger will be negligible.

Due to the seasonal nature of the seed industry, Origin establishes its internal budget on the basis of a fiscal year ending June 30 and believes that its performance is best evaluated on a fiscal year basis. As previously disclosed, Origin has elected to change its financial reporting year from a calendar year ending on December 31 to a fiscal year ending June 30, beginning with the period ending on June 30, 2006.

Origin also announced that it intends to a Notification of Late Filing with the Securities and Exchange Commission relating to its Annual Report on Form 20-F for the calendar year ending on December 31, 2005. Origin expects to file its Form 20-F for 2005 on or before July 15, 2006. In connection with the filing of these results, Origin has scheduled a conference call on Monday, July 17, 2006. Details regarding this call will be released as the date draws closer.

Dr. Gengchen Han, Origin’s Chairman and Chief Executive Officer, commented, “We are pleased with the direction of our business, and look forward to discussing our results on July 17.”

About Origin
Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corn, rice and cotton seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan and the Sichuan Provinces, and also has an office in San Diego, CA. Origin launched its first entirely internally developed seed in 2003 and in 2004 introduced four new proprietary corn hybrids to the market. In 2005 Origin had five new proprietary corn hybrids and one new proprietary cotton hybrid approved by the government registration office. Origin anticipates that it will introduce approximately 40 new proprietary products into the Chinese government testing and approval cycle each year between now and 2008.

Disclosure Statements
Non-GAAP net earnings excludes amortization of acquired intangible assets resulting from acquisitions and other expenses relating to the 2005 merger, as well as non-cash stock-based compensation. Origin believes that the non-GAAP net earnings measure provides investors with another method for assessing Origin’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Actual results may vary materially as a result of adjustments made in connection with the completion of Origin’s audit for the year ending June 30, 2006, as conducted by the Company’s independent auditor.

Forward Looking Statement
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as Origin’s anticipated non-GAAP net earnings and the size of the related adjustments to arrive at anticipated net earnings for the year ending on June 30, 2006. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Origin’s anticipated operating results are subject to audit related adjustments and the amount of its merger-related expenses and stock-based compensation charges may be different. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, weather and natural disasters, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Origin is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of seed products; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Origin’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes no obligation to update the information contained in this press release or filings.